Exhibit 99.1

New Pacific Intersects 183 Meters Grading 92 Grams Per Tonne Silver in Step-out Drilling at the Carangas Project, Bolivia

VANCOUVER, BC, July 6, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP), together with its local Bolivian partner, reports assay results of the final 18 drill holes from its 2023 Q1 drill program at its Carangas Silver-Gold Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project"). Assay results of all 39 holes totaling 17,623 meters have now been received and released. Detailed results and drill hole specifications are listed in Tables 1 and 2, and Figure 1.

HIGHLIGHTS OF DRILL RESULTS (ALL INTERVALS ARE CORE LENGTHS)

Hole DCAr0184 intersected 92 g/t Ag, 0.25% Pb and 0.46% Zn over a 183.2 m interval (106.8 m to 290 m), including 272 g/t Ag, 0.50% Pb and 0.89% Zn over a 14.5 m interval (123.5 m to 138 m) and 173 g/t Ag, 0.33% Pb and 0.43% Zn over a 18.65 m interval (149.45 m to 168.1 m). Hole DCAr0184 was a fifty meter step-out from hole DCAr0171 which intercepted 123 g/t Ag over a 205.6 m interval (see News Release of May 30, 2023). These two holes were drilled into areas without any surface showings or old diggings, yielding a new target area for expansion drilling.

Hole DCAr0175 intersected 55 g/t Ag, 0.26% Pb and 0.47% Zn over a 298.04 m interval (5.5 m to 303.54 m), including 235 g/t Ag, 0.65% Pb and 1.30% Zn over a 41.66 m interval (94.6 m to 136.26 m).

Hole DCAr0182 intersected 72 g/t Ag, 0.30% Pb and 0.59% Zn over a 182 m interval (66.5 m to 248.5 m), including 132 g/t Ag, 0.49% Pb and 0.93% Zn over a 64.5 m interval (116.5 m to 181 m).

Hole DCAr0173 intersected 51 g/t Ag, 0.57% Pb and 1.37% Zn over a 72.7 m interval (29 m to 101.7 m).

Hole DCAr0189 intersected 90 g/t Ag, 1.14% Pb and 1.22% Zn over a 45.81 m interval (42.26 m to 88.07 m), 71 g/t Ag, 0.32% Pb and 0.75% Zn over a 25.66 m interval (105.24 m to 130.9 m) and 0.95 g/t Au and 9 g/t Ag over a 184.5 m interval (532 m to 716.5 m), including 11.21 g/t Au, 94 g/t Ag and 0.17% Cu over a 7.5 m interval (651.5 m to 659 m).  This hole shows broad silver mineralization stacked above broad gold mineralization near the north end of the Central Valley. Drill results from this hole indicate that deep gold mineralization remains open to the northeast in the Central Valley.

The assay results of these final holes continue to demonstrate a significant shallow horizon of silver mineralization that has been extended to the southwest of the previously drilled area. Drill results from the step-out hole to the northeast in the Central Valley demonstrate a broad shallow silver zone stacked over broad gold mineralization, and gold remains open to the northeast.

PROGRESS OF INAUGURAL MINERAL RESOURCE ESTIMATE

The Company is working closely with RPMGlobal to complete a technical report on the mineral resource estimate of the Carangas Project in accordance with the National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").  The technical work is progressing well and on schedule with the outcome of the mineral resource estimate expected by August 2023.

Legend
Ag Mineralized Structure
Mining Workings
Drill Intercept
Silver (Red)
Gold (Golden)
Drill Intercept
(Previous Release)
Mining Dumps
Fluvial Sediments
Talus Overburden
Hydrothermal Breccia
Lithic Tuff
Tuff- Undifferentiated
Rhyolite / Dacite
WEST DOME
CENTRAL VALLEY
EAST DOME
SOUTH DOME
DCAr0189
DCAr0179
DCAr0177
DCAr0172
DCAr0174
DCAr0183
DCAr0185
DCAr0180
DCAr0175
DCAr0178
DCAr0184
DCAr0182
DCAr0187
DCAr0186
DCAr0188
DCAr0181
DCAr0173
DCAr0176
538400
538600
538800
539000
539200
539400
539600
7905800
7905600
7905400
7905200
7905000
0 50 100 200 300
Meters

Figure 1 Simplified geology and drill plan map of the Carangas Project

Table 1 Summary of drill intercepts
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Au_g/t	Pb_%	Zn_%	Cu_%	AgEq_g/t
DCAr0172		19.48	42.10	22.62	17		0.27	0.18	0.01	32
		81.13	141.87	60.74	36		0.33	0.84		74
		150.87	153.43	2.56	30		0.29	0.64	0.17	77
		213.05	228.50	15.45	20	0.12	0.48	1.09	0.01	80
		245.00	252.00	7.00	26	0.25	1.07	1.31	0.03	122
		264.00	387.25	123.25	4	0.15	0.36	0.78	0.01	53
		401.70	420.70	19.00	11	0.46	0.44	0.68	0.06	85
		492.63	709.20	216.57	5	0.12	0.37	1.05	0.01	61
DCAr0173		29.00	101.70	72.70	51		0.57	1.37	0.02	115
		112.64	207.18	94.54	10		0.34	0.90	0.03	53
DCAr0174		206.30	210.45	4.15	7		0.66	1.19	0.01	67
		217.55	233.00	15.45	8		0.41	1.00	0.02	55
		247.30	318.00	70.70	4		0.37	0.90		46
		329.36	355.32	25.96	7		0.24	0.95	0.04	50
DCAr0175		5.50	303.54	298.04	55		0.26	0.47	0.01	79
	incl.	94.60	136.26	41.66	235		0.65	1.30	0.02	300
DCAr0176		10.00	252.00	242.00	14		0.26	0.75	0.03	49
DCAr0177		6.00	70.60	64.60	24		0.39	0.78	0.01	62
		86.67	162.40	75.73	13		0.33	1.28	0.02	67
		196.10	213.60	17.50	15		0.36	0.70	0.01	55
DCAr0178		235.23	236.43	1.20	54		0.17	0.34		70
		328.49	329.70	1.21	29		0.24	0.42	0.06	56
DCAr0179		13.90	23.35	9.45	39		0.18	0.18		50
		30.45	35.62	5.17	53		0.04	0.87		83
		95.44	132.13	36.69	25		0.17	0.51		47
		152.00	229.75	77.75	16	0.02	0.29	0.51	0.01	43
		423.70	425.10	1.40	11	1.93	0.01	0.21		155
		510.70	523.70	13.00	3	1.41	0.03	0.16	0.02	109
		530.80	537.20	6.40	14	0.81	0.09	0.13	0.15	79
		592.30	606.20	13.90	26	0.47	0.06	0.03	0.15	62
		669.20	802.50	133.30	5	0.77	0.08	0.22	0.06	69
DCAr0180		113.62	118.90	5.28	59		0.08	0.10	0.01	66
		130.48	131.70	1.22	83		0.08	0.14		90
		170.38	212.25	41.87	26		0.20	0.40	0.01	46
		222.20	247.73	25.53	20		0.43	0.83	0.01	61
		266.85	270.90	4.05	31		0.19	0.45	0.03	54
		344.17	346.80	2.63	19		0.70	1.05	0.03	77
DCAr0181		1.54	119.00	117.46	31		0.34	0.59	0.01	61
	incl.	12.00	36.80	24.80	83		0.88	1.13	0.02	148
		142.42	151.00	8.58	30		0.12	0.34		45
		180.90	185.40	4.50	21		0.23	0.61	0.01	49
		201.50	206.00	4.50	62		0.11	0.29	0.01	77
		217.80	220.50	2.70	65		0.44	1.31	0.01	123
DCA0182		15.71	60.50	44.79	30		0.05	0.12	0.01	36
		66.50	248.50	182.00	72		0.30	0.59	0.01	101
	incl.	116.50	181.00	64.50	132		0.49	0.93	0.01	179
		254.50	278.75	24.25	10		0.50	0.88	0.01	55
DCAr0183		259.25	276.60	17.35	36		0.15	0.40	0.01	54
		300.25	304.55	4.30	20		0.07	0.03	0.08	31
		316.40	317.57	1.17	401		0.30	0.61	0.03	433
DCAr0184		86.00	87.30	1.30	332		0.16	0.29	0.01	347
		96.30	99.30	3.00	95		0.10	0.20	0.01	104
		106.80	290.00	183.20	92		0.25	0.46	0.01	117
	incl.	123.50	138.00	14.50	272		0.50	0.89	0.03	320
	incl.	149.45	168.10	18.65	173		0.33	0.43	0.02	198
		301.20	311.50	10.30	40		0.30	0.54	0.01	68
		332.50	338.30	5.80	27		0.32	0.89	0.08	75
DCAr0185		115.88	116.94	1.06	32		0.16	0.43	0.01	51
		154.85	156.35	1.50	57		0.05	0.10	0.01	63
		186.25	187.75	1.50	56		0.08	0.16	0.00	64
		212.38	228.36	15.98	51		0.11	0.24	0.01	64
		237.00	238.30	1.30	187		0.38	0.67	0.06	226
		245.40	249.60	4.20	40		0.02	0.07	0.06	49
		275.20	276.70	1.50	33		0.07	0.13	0.01	41
		327.30	328.60	1.30	41		0.33	0.47	0.09	76
DCAr0186		0.00	17.00	17.00	36		0.34	0.03	0.01	48
		29.00	311.80	282.80	34		0.47	0.99	0.01	83
		355.38	360.50	5.12	13		0.71	1.76	0.01	94
DCAr0187		184.55	186.03	1.48	84		0.28	0.55	0.01	111
		202.30	205.20	2.90	26		0.02	0.03	0.09	36
		257.73	259.12	1.39	49		0.04	0.03	0.03	54
		323.40	324.70	1.30	15		0.43	0.95	0.01	61
DCAr0188		35.00	48.23	13.23	45		0.12	0.21	0.00	56
		61.90	69.10	7.20	32		0.10	0.23	0.00	43
		130.80	310.15	179.35	24		0.24	0.49	0.01	49
DCAr0189		42.26	88.07	45.81	90		1.14	1.22	0.03	167
		105.24	130.90	25.66	71		0.32	0.75	0.05	110
		153.20	156.00	2.80	66		0.12	0.09		73
		165.00	169.80	4.80	48		0.29	0.28	0.02	68
		176.92	178.07	1.15	112		0.27	0.19		126
		202.90	212.39	9.49	205	0.25	0.33	0.47		248
		459.30	460.66	1.36	4	3.36	0.03	0.14	0.06	254
		532.00	716.50	184.50	9	0.95	0.03	0.04	0.02	81
	incl.	651.50	659.00	7.50	94	11.21			0.17	910
		755.50	797.50	42.00	4	0.95	0.10	0.02		76
		874.60	876.10	1.50	1	1.65	0.08	0.05		122
Notes:
1.	Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2
2.	Drill intercept is core length, and grade is length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
3.	Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2021 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for Ag, US$0.95/lb for Pb, US$1.10/lb for Zn, US$3.40/lb for Cu, and US$1,600/oz for Au. The formula used for the AgEq calculation is as follows: AgEq = Ag g/t + Pb g/t * 0.0029 + Zn g/t * 0.00335 + Cu g/t * 0.01036 + Au g/t * 71.1111. This calculation assumes 100% recovery.
4.	A cut-off of 20 g/t AgEq is applied to calculate the length-weighted intercept. At times, samples lower than 20 g/t AgEq may be included in the calculation of consolidation of mineralized intercepts.

Table 2 Summary of drill hole details
Hole_id	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Target
DCAr0172	539349.02	7905238.86	3929.60	850.00	253	-66	ED
DCAr0173	538924.50	7905230.73	3905.50	302.00	20	-45	WD
DCAr0174	539186.31	7905072.00	3906.83	401.00	20	-62	CV
DCAr0175	538687.16	7905137.40	3906.07	452.00	46	-57	SW
DCAr0176	538899.47	7905162.68	3905.34	252.00	20	-55	SD
DCAr0177	539389.94	7905338.18	3928.27	801.00	244	-72	ED
DCAr0178	538487.32	7905011.21	3906.36	401.00	45	-50	SW
DCAr0179	539463.00	7905396.00	3945.00	851.00	255	-76	ED
DCAr0180	538604.00	7905129.00	3900.00	401.00	44	-57	SW
DCAr0181	538906.00	7905327.00	3923.00	251.00	20	-45	WD
DCAr0182	538714.00	7905100.00	3906.00	401.00	48	-63	SW
DCAr0183	538414.00	7905294.00	3906.00	401.00	50	-50	SW
DCAr0184	538600.00	7905062.00	3906.00	401.00	47	-55	SW
DCAr0185	538532.00	7905197.00	3906.00	401.00	45	-50	SW
DCAr0186	538838.00	7905141.00	3922.00	431.00	20	-45	SD
DCAr0187	538599.00	7905002.00	3905.00	431.00	48	-68	SW
DCAr0188	538852.00	7905033.00	3911.00	450.00	20	-52	SD
DCAr0189	539302.00	7905627.00	3908.00	930.00	203	-73	CV
Note:	1. Drill collar coordinate system is WGS1984 UTM Zone 19S
	2. Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS
	3. CV - Central Valley; WD - West Dome; ED - East Dome; SW - Southwest step-out

QUALITY ASSURANCE AND QUALITY CONTROL

The Company maintains tight sample security and quality assurance and quality control for all aspects of its exploration program at the Carangas Project. Drill core is logged, photographed and split on-site by the company and stored under secure conditions until being shipped in security-sealed bags by New Pacific staff in Company vehicles, directly from the project to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade specified limits for silver, lead, and zinc, further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Gold is assayed first by ICP and then by fire assay with AAS finish (ALS code of Au-AA25). Certified reference materials, various types of blank samples and duplicate samples are inserted into normal drill core sample sequences prior to delivery to the laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration (the "Qualified Person"), who is a qualified person for the purposes of NI 43-101. The Qualified Person has verified the information disclosed herein using standard verification processes, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties or any limitations on the verification process that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship project, the Silver Sand Silver Project, has released its inaugural preliminary economic assessment (the "PEA") results in January 2023.  The PEA study shows a post-tax NPV (5% discount) of US$726 million with an IRR of 39%, underpinned by a total silver production of 171 million ounces over 14 years of mine life. At the recently discovered Carangas Silver-Gold Project, a resource drilling program of more than 80,000 meters in 189 holes was completed between 2021 to 2023. The third project, the Silverstrike Silver-Gold Project, had a 6,000 meter discovery drill program in June 2022.

For further information, please contact:

Andrew Williams, President
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 236
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The PEA study results of the Silver Sand Project are preliminary in nature and are intended to provide an initial assessment of the project's economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the inferred mineral resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons (as defined in NI 43-101) for the PEA are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd, Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the mineral resources. All such qualified persons have reviewed the technical content of the January 9, 2023, news release for the Silver Sand Project deposit and have approved its dissemination. The PEA is based on the updated mineral resource estimate in respect of the Silver Sand Project, which was reported on November 28, 2022 and has an effective date October 31, 2022. The cut-off applied for reporting the pit-constrained mineral resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding: anticipated timing for the commencement and outcome of the inaugural mineral resource estimation for the Project; anticipated timing for the mapping program for the Project; anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 17:05e 06-JUL-23